UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

United Therapeutics Corporation

File No. 000-26301 - CF#27467

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United Therapeutics Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 27, 2011.

Based on representations by United Therapeutics Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through February 28, 2017
Exhibit 10.3	through February 28, 2017
Exhibit 10.4	through October 11, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Sonia Gupta Barros
Special Counsel